FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 13, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES developments re negotiations and agreements with golan telecom following report re hosting agreement between golan telecom and hot mobile

Netanya, Israel – June 13, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") has taken note that the controlling shareholder of Hot Mobile Ltd. ("Hot"), another Israeli cellular operator, announced a non-exclusive long term agreement for the provision of hosting services to Golan Telecom on the network used by Hot, and financing arrangements to be provided by Hot and its controlling shareholders (the "Hot Agreement"), subject to the Israeli regulators' approval and instructions. The Company has notified Golan Telecom and its shareholders that the Hot agreement constitutes material breaches of the Share Purchase Agreement ("SPA") and National Roaming Agreement ("NRA") between the Company and Golan Telecom, including a service exclusivity obligation and obligations not to materially change the business to be purchased. The Company further notified Golan Telecom and its shareholders that the breach of the SPA and the breach of the NRA (resulting with the transfer of any Golan's customers traffic on Hot's network), if not cured, would allow the Company to terminate the SPA and demand the immediate payment of the NIS 600 million + VAT National Roaming Gap (as defined in the SPA), demand the recovery of additional substantial discounts provided to Golan Telecom under the NRA and conditioned upon such exclusivity, which under preliminary calculations amount to approximately NIS 300 million, and demand compensation for future payments until the end of such exclusivity. The Company notified Golan Telecom and its shareholders that should Golan Telecom and its shareholders fail to remedy all such breaches within the time frame set in the agreement, the Company will take all actions available to it under the SPA, NRA and applicable law, against them.

The Company cannot estimates the chances of regulatory approval of the Hot Agreement, or its impact on Cellcom’s ability to collect amounts owed by Golan Telecom or to generate future revenues from Golan Telecom. A substantial reduction of the future revenues from Golan Telecom will have a material adverse effect on the Company's revenues and results of operations.

For additional details see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company - B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016 and April 12, 2016 and May 16, 2016.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the Company's intended steps in regards to Golan Telecom's said violations and the anticipated impact the execution of the Hot Agreement on our company are subject to uncertainties and assumptions, including the risk factors contained in our Form 20-F as well as: whether the Hot Agreement will be approved by the Israeli regulators, Golan Telecom's plans in regards to the hosting services and the results of the steps taken by the Company, which are currently unknown. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.813 million cellular subscribers (as at March 31, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 13, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary